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April 1, 2016

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	U.S. Geothermal Inc.
Request to Withdraw Registration Statement on Form S-3 (File No. 333-209793)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), U.S. Geothermal Inc. (the “Registrant”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for withdrawal of its Registration Statement on Form S-3 (SEC File No. 333-209793), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on February 29, 2016, and has not been declared effective. The Registrant confirms that no securities were sold or will be sold in connection with the offering contemplated by the Registration Statement.

The Registration Statement relates to issuable shares upon conversion of the Registrant’s convertible note. The Registrant requests this withdrawal due to having satisfied its payment obligations under the convertible note through methods other than issuing shares of its common stock.

The Registrant understands that the filing fees it paid will be held by the Commission pursuant to Rule 477 under the Securities Act and Rule 457(p) under the Securities Act, and may be applied to a future registration statement.

Should you have any questions regarding this matter, please do not hesitate to contact our attorney, Kimberley Anderson of Dorsey & Whitney LLP, at (206) 903-8803.

Very truly yours,

U.S. Geothermal Inc.

By:	/s/ Kerry D. Hawkley
Kerry D. Hawkley

Chief Financial Officer and Corporate Secretary

cc: Kimberley Anderson, Dorsey & Whitney LLP

Website: www.usgeothermal.com	NYSE MKT: HTM